BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC	COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219
www.bakerdonelson.com

Gary M. Brown
Direct Dial: (615) 726-5763
Direct Fax: (615) 744-5763
E-Mail Address: gbrown@bakerdonelson.com

April 13, 2009

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	CBRL Group, Inc. (n/k/a Cracker Barrel Old Country Store, Inc.) (the “Company”)
Form 10-K
Filed: September 30, 2008
File No. 000-25225

Dear Mr. Webb:

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Michael A. Woodhouse, Chief Executive Officer of the Company, dated March 31, 2009 (the “Supplemental Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the year ended August 1, 2008 (the “2008 Form 10-K”) and Definitive Proxy Statement filed on Schedule 14A on October 16, 2008 (the “2008 Proxy Statement”).  The Supplemental Comment Letter followed our letter of March 23, 2009 (the “Initial Response”) to the Commission’s letter dated February 23, 2009 to the Company (the “Initial Comment Letter”).

For convenience of reference, each of the Staff’s comments has been reproduced in its entirety in italicized type followed immediately by the Company’s response.

Exhibit 13

MD&A, page 3

Comment #1:

We note your response to prior comment 2.  Where a change to a line item is attributed to more than one cause, each cause should be separately analyzed and quantified.  All material causes,

United States Securities and Exchange Commission
April 13, 2009

furthermore, should be analyzed, not just those outside the scope of ordinary business.  Because you have identified multiple causes affecting several of your line item changes, those causes should be separately analyzed and quantified, where possible, rather than simply identifying them or listing them by order of magnitude.  Accordingly, please confirm that in future filings you will separately analyze and quantify any material causes affecting line item changes.  Please refer to Instruction 4 to Item 303(a) of Regulation S-K.

Response to Comment #1:

As discussed, the Company, in future filings, will focus on the major causes of changes in line items and we hereby confirm, on behalf of the Company, with respect to the factors that the Company deems material to the changes in line items in its financial statements, it will, in future filings, to the extent practicable, quantify those factors.

Schedule 14A:

Compensation Discussion and Analysis, page 13

Comment #2:

We note your response to prior comment 3 regarding your use of benchmarking, in particular the last sentence of the second paragraph where you state that these “survey sources were used to benchmark base salaries, annual incentive and long-term incentive opportunities and total compensation.”  As previously requested, the companies in those surveys should be disclosed.  Some other registrants are including long lists of companies in an appendix to the proxy statement.  Accordingly, please confirm that you will list all companies against which you benchmark, if they are indeed used for benchmarking purposes.  Refer to Compliance and Disclosure Interpretation 118.05 to Regulation S-K.

Response to Comment #2:

Please refer to the Response to Comment #3 in the Initial Response.  As I indicated in our April 8 conversation, the Company does not use the referenced surveys to “benchmark” compensation.  Any benchmarking is done with the compensation of the peer group of companies, which is disclosed.  We regret any confusion that might have been caused by the sentence that you referenced above.  Accordingly, we hereby confirm, on behalf of the Company, that the Company will, in future filings, disclose the names all companies against which it benchmarks, if they are indeed used for benchmarking purposes.  To the extent that surveys are used or presented for other purposes (e.g., general information), no attempt would be made to disclose the names of survey participants.

United States Securities and Exchange Commission
April 13, 2009

Annual Bonus Plan, page 19

Comment #3:

We note your response to prior comments 4 and 5.  The causal connection between the disclosure of your performance targets for the most recent audited period and any present or future competitive harm, however, is not entirely clear.  If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.  We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage.  You should further discuss, in the future, how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements or thresholds representing the level of difficulty, or ease, associated with achieving performance goals either as a corporation or for each executive are not sufficient.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Response to Comment #3:

Please refer to the Response to Comments #4 and #5 in the Initial Response.

From our discussion on April 8, I understand the Commission’s primary concern at this point to be how disclosure of past performance metrics could cause the Company competitive harm.  As we discussed, with respect to undisclosed metrics, the Company would continue to discuss how difficult it would be for the named executive officers or how likely it will be for the Company to achieve the undisclosed target levels or other factors.  For example, to the extent relevant, the Company would continue disclosure such as that contained in its past two proxy statements in which the Company referred to its publicly disclosed revenue and earnings guidance and then indicated the level of operating income increase that would be required to achieve certain bonus levels.  That type of disclosure clearly indicates the level of difficulty in achieving the underlying targets and is not the type of “[g]eneral statements or thresholds” that the Commission deems insufficient.

As indicated in the Initial Response, the metrics that were not disclosed by the Company were internal plan target income, internal plan target revenue and internal plan target EBIT margin.  These metrics are based on the Company’s internal operating plans, which are highly confidential and competitively sensitive.  Insofar as Cracker Barrel is viewed by some as a leader in a highly competitive market, any such public disclosure could materially harm the Company’s competitive position within its industry, even if disclosed on a historical basis.

United States Securities and Exchange Commission
April 13, 2009

The Company is in a single line of business – it is a one-concept restaurant company.  Additionally, many of its competitors (e.g., ten of the fifteen restaurant companies in its peer group) have franchised operations in which they license their concept(s)  to independent operators.  The Company has no franchise operations – it owns and operates all of its restaurants.  As a result, its operational metrics are easier to discern and, therefore, more sensitive to disclosure.  Although it is possible that disclosure of a single year of metrics might not cause harm, once two or more years of such data were disclosed, a pattern of targeted internal growth for the Company could be constructed.  That, in turn, would allow persons, including competitors, to “reverse engineer” (using other publicly available data) the Company’s operational intentions with respect to such items as capital expenditures, costs, pricing and promotional spending.  This information could then be used by competitors to unfairly and adversely affect its relationships with key vendors and/or suppliers and to their advantage (and consequently the Company’s disadvantage) in recruiting and retaining key employees.  Furthermore, the disclosure of this information would also provide the Company’s vendors and other third parties with insight into the Company’s internal financial projections and plans that could be exploited by them in the course of contractual negotiations and other business arrangements.

The performance metrics discussed clearly constitute both “commercial or financial” and “confidential” information within the meaning of Exemption 4 of the Freedom of Information Act.  Our reasons supporting this position are set forth above.  As discussed, the Company believes that disclosure of these targets, even on a retrospective basis, would cause substantial competitive harm to the Company and, for this reason, that such targets are not required to be disclosed.

The Company nevertheless confirms that in future filings the Company will disclose the specific performance targets used to determine incentive amounts, to the extent that such information does not constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4 to FOIA, as discussed above.  The Company further confirms that to the extent it is appropriate to omit specific performance targets in future filings, the Company will continue to discuss the degree of difficulty of achieving the target levels.  In this latter regard, the Company acknowledges that general statements or thresholds representing the level of difficulty, or ease, associated with achieving performance goals either as a corporation or for each executive would not be sufficient.

* * * * *

On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the

United States Securities and Exchange Commission
April 13, 2009

Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with respect to this response.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Gary M. Brown
Gary M. Brown

cc:	Michael A. Woodhouse
Sandra B. Cochran
N.B. Forrest Shoaf